UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
(Rule 13d-101)
(Amendment No. 7)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-
1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Sielox, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

82620E107
(CUSIP Number)

Mr. James A. Mitarotonda
c/o Barington Companies Equity Partners, L.P.
888 Seventh Avenue, 17th Floor
New York, NY 10019
(212) 974-5700
 (Name, Address and Telephone Number of
Person Authorized to Receive Notices
and Communications)

September 24, 2007
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box:  ☐.

SCHEDULE 13D

CUSIP No. 82620E107

1)           NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
    Barington Companies Equity Partners, L.P.
 _______________________________________________________________________________________________
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)  ☒
                                 (b)  ☐
_______________________________________________________________________________________________
3)   SEC USE ONLY
_______________________________________________________________________________________________
4)   SOURCE OF FUNDS      WC
_______________________________________________________________________________________________
5)           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)   ☐
_______________________________________________________________________________________________
6)   CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
_______________________________________________________________________________________________
7)           SOLE VOTING POWER
NUMBER OF                                                                1,051,873
SHARES                                     ________________________________________________________________________
BENEFICIALLY                                   8)           SHARED VOTING POWER
OWNED BY                                                                           none
EACH                                           ________________________________________________________________________
REPORTING                                         9)           SOLE DISPOSITIVE POWER
PERSON                                                                           1,051,873
WITH                                           ________________________________________________________________________
10)           SHARED DISPOSITIVE POWER
none
_______________________________________________________________________________________________
11)         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,051,873
_______________________________________________________________________________________________
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    ☐
__________________________________________________________________________
13)         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.92%
__________________________________________________________________________
14)        TYPE OF REPORTING PERSON
PN
__________________________________________________________________________

 SCHEDULE 13D

CUSIP No. 82620E107

1)           NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
    Barington Companies Investors, LLC
 _______________________________________________________________________________________________
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a)  ☒
                                                (b)  ☐
_______________________________________________________________________________________________
3)       SEC USE ONLY
_______________________________________________________________________________________________
4)   SOURCE OF FUNDS                             OO
_______________________________________________________________________________________________
5)           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)  ☐
_______________________________________________________________________________________________
6)   CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
_______________________________________________________________________________________________
7)           SOLE VOTING POWER
NUMBER OF                                                                1,051,873
SHARES                                     ________________________________________________________________________
BENEFICIALLY                                  8)           SHARED VOTING POWER
OWNED BY                                                                           none
EACH                                           ________________________________________________________________________
REPORTING                                        9)           SOLE DISPOSITIVE POWER
PERSON                                                                           1,051,873
WITH                                           ________________________________________________________________________
10)           SHARED DISPOSITIVE POWER
none
_______________________________________________________________________________________________
11)           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,051,873
_______________________________________________________________________________________________
12)        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   ☐
__________________________________________________________________________
13)           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.92%
__________________________________________________________________________
14)           TYPE OF REPORTING PERSON
OO
__________________________________________________________________________

 SCHEDULE 13D

CUSIP No. 82620E107

1)           NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Barington Companies Offshore Fund, Ltd.
 _______________________________________________________________________________________________
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)  ☒
                                  (b)  ☐
_______________________________________________________________________________________________
3)    SEC USE ONLY
_______________________________________________________________________________________________
4)    SOURCE OF FUNDS                     WC
_______________________________________________________________________________________________
5)           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)     ☐
_______________________________________________________________________________________________
6)   CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands
________________________________________________________________________________________________
7)           SOLE VOTING POWER
NUMBER OF                                                                832,320
SHARES                                    _________________________________________________________________________
BENEFICIALLY                                   8)           SHARED VOTING POWER
OWNED BY                                                                           none
EACH                                           ________________________________________________________________________
REPORTING                                         9)           SOLE DISPOSITIVE POWER
PERSON                                                                           832,320
WITH                                           ________________________________________________________________________
10)           SHARED DISPOSITIVE POWER
none
_______________________________________________________________________________________________
11)           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
832,320
_______________________________________________________________________________________________
12)        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES          ☐
__________________________________________________________________________
13)           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.31%
__________________________________________________________________________
14)           TYPE OF REPORTING PERSON
CO
__________________________________________________________________________

SCHEDULE 13D

CUSIP No. 82620E107

1)           NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Barington Offshore Advisors II, LLC
 _______________________________________________________________________________________________
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)  ☒
                                                  (b)  ☐
_______________________________________________________________________________________________
3)    SEC USE ONLY
_______________________________________________________________________________________________
4)    SOURCE OF FUNDS    OO
_______________________________________________________________________________________________
5)           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)          ☐
_______________________________________________________________________________________________
6)   CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
_______________________________________________________________________________________________
7)           SOLE VOTING POWER
NUMBER OF                                                                832,320
SHARES                                     ________________________________________________________________________
BENEFICIALLY                                   8)           SHARED VOTING POWER
OWNED BY                                                                           none
EACH                                           ________________________________________________________________________
REPORTING                                         9)           SOLE DISPOSITIVE POWER
PERSON                                                                           832,320
WITH                                           ________________________________________________________________________
10)           SHARED DISPOSITIVE POWER
none
_______________________________________________________________________________________________
11)           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
832,320
_______________________________________________________________________________________________
12)        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                   ☐
__________________________________________________________________________
13)           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.31%
__________________________________________________________________________
14)           TYPE OF REPORTING PERSON
IA, OO
__________________________________________________________________________

SCHEDULE 13D

CUSIP No. 82620E107

1)           NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Barington Capital Group, L.P.
 _______________________________________________________________________________________________
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  ☒
                              (b)  ☐
_______________________________________________________________________________________________
3)   SEC USE ONLY
_______________________________________________________________________________________________
4)   SOURCE OF FUNDS    WC
_______________________________________________________________________________________________
5)           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)   ☐
_______________________________________________________________________________________________
6)   CITIZENSHIP OR PLACE OF ORGANIZATION
New York
_______________________________________________________________________________________________
7)           SOLE VOTING POWER
NUMBER OF                                                                3,980,141
SHARES                                __________________________________________________________________________
BENEFICIALLY                                  8)           SHARED VOTING POWER
OWNED BY                                                                           none
EACH                                           ________________________________________________________________________
REPORTING                                        9)           SOLE DISPOSITIVE POWER
PERSON                                                                           3,980,141
WITH                                           ________________________________________________________________________
10)           SHARED DISPOSITIVE POWER
none
_______________________________________________________________________________________________
11)           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,980,141
_______________________________________________________________________________________________
12)        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES          ☐
__________________________________________________________________________
13)           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.06%
__________________________________________________________________________
14)          TYPE OF REPORTING PERSON
PN
__________________________________________________________________________

SCHEDULE 13D

 CUSIP No. 82620E107

1)           NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
LNA Capital Corp.
 _______________________________________________________________________________________________
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)  ☒
                                  (b)  ☐
________________________________________________________________________________________________
3)    SEC USE ONLY
________________________________________________________________________________________________
4)    SOURCE OF FUNDS    OO
________________________________________________________________________________________________
5)            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)       ☐
________________________________________________________________________________________________
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
________________________________________________________________________________________________
7)             SOLE VOTING POWER
NUMBER OF                                                                3,980,141
SHARES                                      ________________________________________________________________________
BENEFICIALLY                                  8)             SHARED VOTING POWER
OWNED BY                                                                           none
EACH                                           ________________________________________________________________________
REPORTING                                       9)             SOLE DISPOSITIVE POWER
PERSON                                                                           3,980,141
WITH                                           ________________________________________________________________________
10)           SHARED DISPOSITIVE POWER
none
_______________________________________________________________________________________________
11)           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,980,141
_______________________________________________________________________________________________
12)        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES           ☐
__________________________________________________________________________
13)           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.06%
__________________________________________________________________________
14)           TYPE OF REPORTING PERSON
CO
__________________________________________________________________________

SCHEDULE 13D

CUSIP No. 82620E107

1)           NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
James A. Mitarotonda
 ______________________________________________________________________________________________
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)  ☒
                                  (b)  ☐
______________________________________________________________________________________________
3)    SEC USE ONLY
______________________________________________________________________________________________
4)    SOURCE OF FUNDS    OO
______________________________________________________________________________________________
5)           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)       ☐
______________________________________________________________________________________________
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
United States
______________________________________________________________________________________________
7)            SOLE VOTING POWER
NUMBER OF                                                                5,212,677 (see Item 5)
SHARES                                     _______________________________________________________________________
BENEFICIALLY                                   8)           SHARED VOTING POWER
OWNED BY                                                                           none
EACH                                           _______________________________________________________________________
REPORTING                                         9)           SOLE DISPOSITIVE POWER
PERSON                                                                           5,212,677 (see Item 5)
WITH                                           _______________________________________________________________________
10)           SHARED DISPOSITIVE POWER
none
_______________________________________________________________________________________________
11)           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,212,677 (see Item 5)
_______________________________________________________________________________________________
12)        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES       ☐
__________________________________________________________________________
13)           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.01% (see Item 5)
__________________________________________________________________________
14)           TYPE OF REPORTING PERSON
IN
__________________________________________________________________________

This Amendment No. 7 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on March 7, 2002, as amended by that certain Amendment No. 1 filed with the SEC on May 24, 2002, that certain Amendment No. 2 filed with the SEC on January 23, 2004, that certain Amendment No. 3 filed with the SEC on May 25, 2004, that certain Amendment No. 4 filed with the SEC on January 11, 2007, that certain Amendment No. 5 filed with the SEC on March 8, 2007 and that certain Amendment No. 6 filed with the SEC on August 3, 2007 (together, the “Statement”), by and on behalf of Barington Companies Equity Partners, L.P. and others with respect to the common stock, par value $.001 per share (the “Common Stock”) of Sielox, Inc., a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 170 East Ninth Avenue, Runnemede, NJ 08078.

Item 2.                       Identity and Background.

Item 2 of the Statement is hereby amended and supplemented as follows:

As of September 24, 2007, the Reporting Entities are the beneficial owners of, in the aggregate, 3,980,141 shares of Common Stock representing approximately 11.06% of the shares of the 35,982,315 shares of Common Stock presently outstanding and approximately 14.01% of the 37,214,851 shares of Common Stock (the “Post-conversion Issued and Outstanding Shares”) that would be outstanding assuming that all stock options held by James A. Mitarotonda (as further described in Item 5 below) were exercised.

Item 3.                      Source and Amount of Funds or Other Consideration.

Item 3 of the Statement is hereby amended and supplemented as follows:

Since the filing of the Statement, the Reporting Entities purchased an aggregate of 190,126 shares of Common Stock.  All purchases of Common Stock by the Reporting Entities were made in open market transactions.  All purchases were funded by working capital, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business.  The amount of funds expended for such purchases (excluding commissions and other execution-related costs) was approximately $17,473.21 by Barington Companies Equity Partners, L.P., $6,779.14 by Barington Companies Offshore Fund, Ltd. and $28,792.80 by Barington Capital Group, L.P.

On September 24, 2007, the Company issued $150,000 of Common Stock to Barington Capital Group, L.P. at a price of $0.325 per share, the closing price of the Common Stock on the Over-The-Counter Bulletin Board on such date, or an aggregate of 461,538 shares of Common Stock, in consideration of services rendered by Barington Capital Group, L.P. to the Company (at such time known as Dynabazaar, Inc. (“Dynabazaar”)) and L Q Corporation, Inc. (“L Q Corporation”) in connection with the merger (the “Merger”) effectuated pursuant to the Amended and Restated Agreement and Plan of Merger, dated as of February 26, 2007, as amended (the “Merger Agreement”), by and among Dynabazaar, L Q Corporation and LQ Merger Corp. (“LMC”), whereby LMC was merged with and into L Q Corporation, with L Q Corporation continuing as the surviving corporation and a wholly-owned subsidiary of the Company.

As disclosed in the Form S-4/A filed by the Company with the SEC on June 20, 2007, both Dynabazaar and L Q Corporation entered into separate letter agreements with Barington Capital Group, L.P. on January 5, 2007 providing for the engagement of Barington Capital Group, L.P. by each of the Dynabazaar Special Committee and the L Q Corporation Special Committee to provide assistance as such special committees may reasonably request with respect to the Merger.  Pursuant to such letter agreements, each of Dynabazaar and L Q Corporation agreed to pay Barington Capital Group, L.P. a fee of $100,000 as compensation for its services.  At the request of the Company after the closing of the Merger, Barington agreed to reduce its fee from $200,000 to $150,000 and to accept payment in unregistered Common Stock in lieu of cash.

Item 5.                            Interest in Securities of the Issuer.

Items 5(a) - (c) of the Statement are hereby amended and restated as follows:

(a)           As of September 24, 2007, Barington Companies Equity Partners, L.P. beneficially owns an aggregate of 1,051,873 shares of Common Stock, constituting approximately 2.92% of the shares of Common Stock presently outstanding based upon the 35,982,315 shares of Common Stock presently outstanding (the “Issued and Outstanding Shares”).  The Issued and Outstanding Shares are based upon the sum of (i) 35,520,777 shares of Common Stock reported by the Company to be issued and outstanding as of August 11, 2007 in the Company’s Form 10-Q filed with the SEC on August 14, 2007, and (ii) 461,538 shares of Common Stock issued to Barington Capital Group, L.P. as disclosed in Item 3 herein.

As the general partner of Barington Companies Equity Partners, L.P., Barington Companies Investors, LLC may be deemed to beneficially own the 1,051,873 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P., constituting approximately 2.92% of the Issued and Outstanding Shares.

As of September 24, 2007, Barington Companies Offshore Fund, Ltd. beneficially owns an aggregate of 832,320 shares of Common Stock, constituting approximately 2.31% of the Issued and Outstanding Shares.  As the investment advisor to Barington Companies Offshore Fund, Ltd., Barington Offshore Advisors II, LLC may be deemed to beneficially own the 832,320 shares of Common Stock beneficially owned by Barington Companies Offshore Fund, Ltd., constituting approximately 2.31% of the Issued and Outstanding Shares.

As of September 24, 2007, Barington Capital Group, L.P. beneficially owns an aggregate of 2,095,948 shares of Common Stock, constituting approximately 5.82% of the Issued and Outstanding Shares.  As the majority member of Barington Companies Investors, LLC and Barington Offshore Advisors II, LLC, Barington Capital Group, L.P. may also be deemed to beneficially own the 1,051,873 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P. and the 832,320 shares of Common Stock beneficially owned by Barington Companies Offshore Fund, Ltd., representing an aggregate of 3,980,141 shares of Common Stock, constituting approximately 11.06% of the Issued and Outstanding Shares.

As the general partner of Barington Capital Group, L.P., LNA Capital Corp. may be deemed to beneficially own the 1,051,873 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P., the 832,320 shares of Common Stock beneficially owned by Barington Companies Offshore Fund, Ltd. and the 2,095,948 shares of Common Stock beneficially owned by Barington Capital Group, L.P., representing an aggregate of 3,980,141 shares of Common Stock, constituting approximately 11.06% of the Issued and Outstanding Shares.

As the sole stockholder and director of LNA Capital Corp., James A. Mitarotonda may be deemed to beneficially own the 1,051,873 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P., the 832,320 shares of Common Stock beneficially owned by Barington Companies Offshore Fund, Ltd. and the 2,095,948 shares of Common Stock beneficially owned by Barington Capital Group, L.P., representing an aggregate of 3,980,141 shares of Common Stock, constituting approximately 11.06% of the Issued and Outstanding Shares.  Mr. Mitarotonda has sole voting and dispositive power with respect to the 1,051,873 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P., the 832,320 shares of Common Stock beneficially owned by Barington Companies Offshore Fund, Ltd. and the 2,095,948 shares of Common Stock beneficially owned by Barington Capital Group, L.P. by virtue of his authority to vote and dispose of such shares.  Mr. Mitarotonda disclaims beneficial ownership of any such shares except to the extent of his pecuniary interest therein.  Mr. Mitarotonda also beneficially owns stock options to purchase an aggregate of 1,232,536 shares of Common Stock of the Company exercisable within 60 days. As a result, Mr. Mitarotonda may be deemed to beneficially own an aggregate of 5,212,677 shares, constituting approximately 14.01% of the Post-conversion Issued and Outstanding Shares.  Mr. Mitarotonda reports sole voting and dispositive power with respect to the 1,232,536 shares subject to stock options.

The Reporting Entities do not believe that certain of the foregoing information is called for by the Items of Schedule 13D and are disclosing it for supplemental informational purposes only.

(b)           Each of the Reporting Entities may be deemed to have sole voting and dispositive power over the shares of Common Stock reported as beneficially owned by such person by virtue of their respective positions as described in paragraph (a), regardless of the fact that multiple Reporting Entities within the same chain of ownership report sole voting and dispositive power with respect to such shares.  Each such Reporting Entity reports sole voting and dispositive power with respect to such shares based on such person’s relationship to the other Reporting Entities within the same chain of ownership.  Except to the extent expressly stated herein, each Reporting Entity disclaims beneficial ownership of any shares of Common Stock beneficially owned by any other Reporting Entity.

(c)  Except as described in Item 3 above, information concerning all transactions in shares of Common Stock effected by the Reporting Entities since the filing of the Statement are described in the Schedule attached hereto and incorporated herein by reference.

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: September 27, 2007

BARINGTON COMPANIES EQUITY PARTNERS, L.P.
                                    By:Barington Companies Investors, LLC, its general partner

By: /s/ James A. Mitarotonda
Name: James A. Mitarotonda
Title:   Managing Member

BARINGTON COMPANIES INVESTORS, LLC

By: /s/ James A. Mitarotonda
Name: James A. Mitarotonda
Title:   Managing Member

BARINGTON COMPANIES OFFSHORE FUND, LTD.

By: /s/ James A. Mitarotonda
Name: James A. Mitarotonda
Title:   President

BARINGTON OFFSHORE ADVISORS II, LLC

By: /s/ James A. Mitarotonda
Name: James A. Mitarotonda
Title:   Managing Member

BARINGTON CAPITAL GROUP, L.P.
By:  LNA Capital Corp., its general partner

By: /s/ James A. Mitarotonda
Name: James A. Mitarotonda
Title:   President and CEO

LNA CAPITAL CORP.

By: /s/ James A. Mitarotonda
Name: James A. Mitarotonda
Title:   President and CEO

/s/ James A. Mitarotonda
James A. Mitarotonda

SCHEDULE

Except as described in Item 3 herein, this schedule sets forth information with respect to each purchase or sale of Common Stock which was effectuated by a Reporting Entity since the filing of the Statement. All transactions described below were effectuated in open market transactions through a broker.

Shares purchased by Barington Companies Equity Partners, L.P.

Date	Number of Shares	Price Per Share	Cost (*)
9/05/2007	62,628	$0.279	$17,473.21

Shares purchased by Barington Companies Offshore Fund, Ltd.

Date	Number of Shares	Price Per Share	Cost (*)
9/05/2007	24,298	$0.279	$6,779.14

Shares purchased by Barington Capital Group, L.P.

Date	Number of Shares	Price Per Share	Cost (*)
9/05/2007	103,200	$0.279	$28,792.80

(*)	Excludes commissions and other execution related costs